

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

Via E-mail
Fortunato Villamagna
Chief Executive Officer
Northumberland Resources, Inc.
701 N. Green Valley Pkwy.
Suite #200-258
Henderson, NV 89074

> **Re:     Northumberland Resources, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed March 13, 2012**
> **File No. 0-54034**

Dear Mr. Villamagna:

We have reviewed your amendment and response dated March 13, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

General

1.  We note your response to prior comment 2 and your reference to Rule 14a-2(b)(2). That rule requires that the solicitation be made "otherwise than on behalf of the registrant" and that no more than ten persons be solicited. Please tell us the following:

    -   Who conducted the solicitation, and why it was not on behalf of the company;

    -   The identity of the persons solicited and their affiliation to the company. It is not clear what you mean by "prior business associations" in your response.

<u>Purpose of Stockholder Action, page 3</u>

2. We note your "plans to have several affiliates" convert their common shares into preferred shares.  Expand your disclosures to:

- Clarify how you "plan" to have these persons convert their common shares;

- Discuss any plans, arrangements, or understandings of these persons to convert their common shares; and

- Identify the "several affiliates."

<u>Financial Statements and Other Financial Information, page 5</u>

3. We note your response to prior comment 7, and reissue such comment.  In that regard, we note that you have not provided the updated information required by Item 13(a) of Schedule 14A, including updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X.  For example, your amended filing should include or incorporate by reference financial statements for your fiscal year ended December 31, 2011.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Harold P. Gewerter

Gewerter Law